

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Ryan Hobbs
Director, Investor Relations
1.256.730.2701
ryan.hobbs@intergraph.com

Intergraph Reports Second Quarter 2005 Results

Second Quarter Results Exceed Financial Guidance; Operating Margin Increased to 6.7%;

Operating Margin Before Restructuring (a non-GAAP measure) Increased to 8.1%

HUNTSVILLE, Ala., July 27, 2005 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of Spatial Information Management (SIM) software, today announced financial results for its second quarter ended June 30, 2005. Revenue for the quarter was $145.4 million, an increase of 5.4% from $138.0 million reported in the second quarter of 2004. For the six months ended June 30, 2005, revenue was $281.8 million, an increase of 4.3% from $270.2 million reported in the same period of 2004.

Operating income for the quarter was $9.8 million, or 6.7% of revenue, compared to $9.2 million, or 6.6% of revenue, reported in the second quarter of 2004. For the six months ended June 30, 2005, operating income was $15.7 million, or 5.6% of revenue, compared to $16.7 million, or 6.2% of revenue, reported in the same period of 2004. The Company reported restructuring charges of $2.0 million and $1.7 million in the second and first quarter of 2005, respectively. Operating income before restructuring (a non-GAAP measure) for the quarter was $11.8 million, or 8.1% of revenue, compared to $9.2 million, or 6.6% of revenue, reported in the second quarter of 2004. For the six months ended June 30, 2005, operating income before restructuring (a non-GAAP measure) was $19.4 million, or 6.9% of revenue, compared to $17.5 million, or 6.5% of revenue, reported in the same period of 2004.

"We are very pleased with our second quarter financial results as we exceeded our guidance for both revenue and operating income," said Halsey Wise, Intergraph President & CEO. "We communicated an operating margin goal in the 8 to 12% range 15 months ago. I am pleased to report to our shareholders that by working together under a more focused strategy, the people of Intergraph produced operating margins before restructuring of 8.1% during the second quarter."

Net income for the quarter was $7.5 million, or $0.25 per diluted share, compared to $14.9 million, or $0.39 per diluted share, in the second quarter of 2004. Net income includes approximately ($0.4) million and $5.1 million of after-tax intellectual property (expense) income, net of all fees and expenses, in the second quarter of 2005 and 2004, respectively. For the six months ended June 30, 2005, net income was $89.5 million, or $2.79 per diluted share, compared to $150.5, or $3.96 per diluted share, for the same period of 2004. Net income includes $80.8 million and $134.0 million of after-tax intellectual property income, net of all fees and expenses, in the first six months of 2005 and 2004, respectively.

| *(dollars in millions)* | | | | Six Months | | Financial | |
| | Quarterly Results | | | Ended June 30, | | Guidance [a] | |
	Q2 2005	Q1 2005	Q2 2004	2005	2004	Q3 2005	CY 2005
Revenue	$145.4	$136.5	$138.0	$281.8	$270.2	$143 - $145	$570 - $580
Year-over-year growth	*5.4%*	*3.2%*	*8.3%*	*4.3%*	*9.0%*		
Operating income – before restructuring [b]	$11.8	$7.6	$9.2	$19.4	$17.5	$10.5 - $11.5	$43.0 - $45.0
Operating margin - before restructuring [b]	*8.1%*	*5.6%*	*6.6%*	*6.9%*	*6.5%*		
Restructuring charges	$2.0	$1.7	-	$3.7	$0.8	$4.0 - $5.0	$8.0 - $9.0
Operating income	$9.8	$5.9	$9.2	$15.7	$16.7	$5.5 - $7.5	$34.0 - $37.0
Operating margin	*6.7%*	*4.3%*	*6.6%*	*5.6%*	*6.2%*		
Net income	$7.5	$81.9	$14.9	$89.5	$150.5		
Diluted earnings per share	$0.25	$2.40	$0.39	$2.79	$3.96		

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

[b] See "Non-GAAP Financial Measures."

"Our recent financial results underscore the progress of Intergraph's business transformation and value creation efforts. I attribute the significant operational improvement in this short period of time to the people of Intergraph, whose support of our mission and hard work made these results possible," Mr. Wise said. "We continue to believe that our Strategic Plan captures the increased relevance of Intergraph in the current environment of heightened global security concerns, high energy prices and the adoption of spatial/location-aware solutions. In addition, we believe our recent organizational realignment better positions our company to capitalize on these attractive market opportunities and to create shareholder value."

Fluctuations in the value of the U.S. dollar in international markets have had a significant impact on the Company's financial results. The Company estimates for the quarter that the weakening of the U.S. dollar in its international markets, primarily in Europe, positively impacted revenue by 2.3%, negatively impacted operating expenses by 2.1%, and improved its quarterly net income by approximately $0.02 per diluted share in comparison to the second quarter of 2004. The Company estimates that the strengthening of the U.S. dollar in the second quarter of 2005 as compared with the first quarter of 2005 negatively impacted revenue by 1.1%, positively impacted operating expenses by 1.1%, and reduced its quarterly net income by approximately $0.01 per diluted share. The Company estimates for the six months ended June 30, 2005 that the weakening of the U.S. dollar positively impacted revenue by 2.2%, negatively impacted operating expenses by 1.9%, and improved its net income by approximately $0.04 per diluted share in comparison to the same period of 2004.

Second Quarter Business Highlights

– Security, Government & Infrastructure (SG&I) was awarded a contract with a large European Airport Authority for a security and infrastructure management solution. This project illustrates the rationale behind Intergraph's organizational realignment as it leverages our differentiated combination of geospatial management and incident command software.

– SG&I's incident command software was implemented at two additional sites of the German Border Guards and a third undisclosed site of a U.S. Government Agency. The software solution includes new sensor and alarm fusion capabilities, providing a critical common operational picture to security and first-responder communities.

– SG&I generated second quarter orders of $101.4 million, compared to $69.8 million in the second quarter of 2004 and $68.4 million in the first quarter of 2005. The orders growth drove a 12.8% increase in SG&I ending backlog to $183.4 million from the $162.6 million reported at the end of the first quarter of 2005.

– SG&I second quarter customer wins included Napa County, California; Emergency Response Center, Rock Island; Penumboco Argentina; Hawaiian Telecom; Wisconsin Public Services Corporation; HIS Energy (France); Hydro Ottawa; and Realworld Engineering Consulting (Taiwan).

– In April, SG&I held its GeoSpatial World 2005 international management and training conference in San Francisco, California and had record attendance with representation from more than 50 countries.

– Process, Power & Marine (PP&M) executed a five-year contract with Dow Chemical for use of PP&M's suite of integrated engineering and design software. We believe the agreement further validates PP&M's long-term strategy of providing a differentiated portfolio of applications to its customers through the SmartPlant Enterprise suite.

– PP&M signed a global purchase agreement with Alcoa for the Intergraph Plant Design System (PDS) and related software. The contract represents global standardization on PDS for all major projects within Alcoa's alumina process plants. Under the five-year agreement, PP&M will supply PDS and related software to Alcoa World Alumina for use by its engineering, procurement & construction contractors worldwide.

– PP&M experienced strong demand during the second quarter for its newer products, SmartPlant 3D and IntelliShip. Specifically, PP&M won several new IntelliShip customers, including Technip Offshore, FKAB Sweden, and DF Marine China.

– PP&M generated solid growth during the second quarter across a wide range of its products and geographies. The Asia-Pacific region was particularly strong with revenue growth of more than 30% over the second quarter of 2004.

Organizational Realignment

In April 2005, the Company announced that as part of its business transformation efforts it is realigning its organizational structure and streamlining its global operations from four to two divisions – Security, Government & Infrastructure (SG&I) and Process, Power & Marine (PP&M). The organizational realignment is intended to: (1) improve the customer focus and responsiveness of the Company; (2) facilitate revenue growth by better leveraging the Company's full range of technology and services; (3) enhance the Company's development capabilities and ability to deliver innovative solutions to its target markets; and (4) reduce the overall cost structure of the Company.

Intergraph expects that the organizational realignment will be completed by the end of the second quarter of 2006. The Company eliminated approximately 80 positions during the second quarter of 2005 and reported a restructuring charge of $2.0 million related to the organizational realignment. The Company has identified another 60 to 80 positions, with a focus on Europe and Asia-Pacific, to eliminate in the third quarter of 2005. The Company estimates that it will report a restructuring charge of $4.0 - $5.0 million in the third quarter, primarily related to severance costs associated with the elimination of these positions. The sequential increase in restructuring charges relates to higher statutory severance costs in the European and Asia-Pacific regions as compared to the United States. The Company estimates that total restructuring charges for fiscal year 2005 will be in the range of $8.0 - $9.0 million, which includes the $3.7 million of restructuring charges reported for the six months ended June 30, 2005.

During the second quarter of 2005, the Company completed the reorganization of the operations of its three former divisions, Intergraph Mapping & GeoSpatial Solutions (IMGS), Intergraph Solutions Group (ISG), and Intergraph Public Safety (IPS), into the newly formed Security, Government & Infrastructure. In addition, the Company consolidated its Marketing departments on a global basis, consolidated its U.S. Human Resources departments into a single unit, and consolidated its U.S. Accounting departments into a single unit.

"We are pleased with the progress of our organizational realignment and margin improvement efforts during the second quarter," said Mr. Wise. "We remain committed to further reducing Intergraph's cost structure and improving our operational efficiency over the coming quarters. We remain convinced that the realignment will improve our ability to serve our customers and to target our attractive market opportunities."

Business Unit Performance

The Company believes that providing the operating performance of its two divisions is useful to investors. The following tables and explanations summarize the results of the two divisions for the second quarter and six months ended June 30, 2005.

Security, Government & Infrastructure (SG&I):

(dollars in millions)				Six Months Ended		
		Quarterly Results		June 30,		Ending
	Q2 2005	Q1 2005	Q2 2004	2005	2004	Backlog
Revenue	$105.0	$97.7	$101.2	$202.7	$199.1	$183.4
Year-over-year growth	*3.8%*	*(0.3%)*	*7.9%*	*1.8%*	*8.9%*	
Operating income - before restructuring	$8.1	$6.8	$10.5	$14.9	$19.7	
Operating margin - before restructuring	*7.8%*	*7.0%*	*10.4%*	*7.4%*	*9.9%*	
Restructuring charges	$1.1	$1.0	-	$2.1	-	
Operating income	$7.0	$5.8	$10.5	$12.8	$19.7	
Operating margin	*6.7%*	*5.9%*	*10.4%*	*6.3%*	*9.9%*	

SG&I revenue for the quarter was $105.0 million, an increase of 3.8% from the second quarter of 2004 and a sequential increase of 7.5% from the first quarter of 2005. Revenue for the six months ended June 30, 2005 was $202.7 million, an increase of 1.8% from the same period of 2004. The revenue increases were primarily driven by an increase in public safety maintenance contracts, sales of Digital Mapping Cameras and related geospatial solutions, an increase in distributor product sales, and work completed in support of long-term U.S. Federal Government contracts. Operating income for the quarter was $7.0 million, or 6.7% of revenue, compared to $10.5 million in the second quarter of 2004 and $5.8 million in the first quarter of 2005. SG&I reported restructuring charges of $1.1 million in the second quarter of 2005 due to the organizational realignment announced in April 2005. Operating income before restructuring (a non-GAAP measure) for the quarter was $8.1 million, or 7.8% of revenue, compared to $10.5 million in the second quarter of 2004 and $6.8 million in the first quarter of 2005. Operating income for the six months ended June 30, 2005 was $12.8 million, or 6.3% of revenue, compared to $19.7 million for the same period of 2004. The year-over-year declines in operating income were driven by a reduction in revenue and margin on a map production project, the anticipated reduction in certain other U.S. Federal Government contracts, and restructuring charges. The sequential increase in operating income from the first quarter of 2005 was primarily due to increased photogrammetric product sales and related geospatial solutions. SG&I generated second quarter orders of $101.4 million, compared to $69.8 million in the second quarter of 2004 and $68.4 million in the first quarter of 2005. The orders growth in the second quarter increased SG&I ending backlog to $183.4 million from the $162.6 million reported at the end of the first quarter of 2005.

Process, Power & Marine (PP&M):

(dollars in millions)

| | Quarterly Results | | | Six Months Ended June 30, | |
	Q2 2005	Q1 2005	Q2 2004	2005	2004
Revenue	$40.5	$38.7	$35.2	$79.2	$68.2
Year-over-year growth	*15.1%*	*17.2%*	*7.5%*	*16.1%*	*7.9%*
Operating income - before restructuring	$8.0	$6.3	$5.4	$14.3	$8.9
Operating margin - before restructuring	*19.7%*	*16.4%*	*15.4%*	*18.1%*	*13.1%*
Restructuring charges	$0.6	-	-	$0.6	$0.8
Operating income	$7.4	$6.3	$5.4	$13.7	$8.1
Operating margin	*18.3%*	*16.4%*	*15.4%*	*17.3%*	*11.9%*

PP&M revenue for the quarter was $40.5 million, an increase of 15.1% from the second quarter of 2004 and a sequential increase of 4.5% from the first quarter of 2005. Revenue for the six months ended June 30, 2005 was $79.2 million, an increase of 16.1% from the same period of 2004. The year-over-year revenue increases were primarily due to strong growth in our core plant design business, the adoption of our new SmartPlant Enterprise technology, and the increasing maintenance and services revenue generated by these new products. The sequential revenue increase from the first quarter of 2005 was primarily the result of an increase in services revenue on several major ongoing projects. Operating income for the quarter was $7.4 million, or 18.3% of revenue, compared to $5.4 million in the second quarter of 2004 and $6.3 million in the first quarter of 2005. PP&M reported a restructuring charge of $0.6 million in the second quarter of 2005 due to the organizational realignment announced in April 2005. Operating income before restructuring (a non-GAAP measure) for the quarter was $8.0 million, or 19.7% of revenue. Operating income for the six months ended June 30, 2005 was $13.7 million, or 17.3% of revenue, compared to $8.1 million for the same period of 2004. The year-over-year and sequential increases in operating income were primarily due to higher software revenue and gross margins, partially offset by higher operating expenses.

Intellectual Property

The Company possesses an intellectual property (IP) portfolio, which it protects through licensing and litigation. All income and expenses associated with the IP portfolio, including legal expenses, are classified and reported in the Other Income (Expense), net section of the income statement. For the six months ended June 30, 2005, Intergraph reported $127.3 million of pre-tax intellectual property income, net of all fees and expenses.

Non-GAAP Financial Measures

To supplement its financial statements, which are prepared on a GAAP basis, Intergraph reports operating income before restructuring charges and operating margin before restructuring charges. The Company believes these non-GAAP financial measures provide investors and management with additional information to evaluate the Company's past financial results and ongoing operational performance. The Company believes these non-GAAP financial measures facilitate making period-to-period comparisons and is an indication of its operating performance. The presentation of this additional information is not meant to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not necessarily be comparable to that of other companies.

Conference Call and Webcast

Intergraph will provide an online, real-time Webcast and rebroadcast of its second quarter conference call to be held Thursday, July 28, 2005, at 11:00 a.m. EST. The live broadcast will be available online at www.intergraph.com/investors. Listeners will be asked to pre-register and should plan to visit the Website a few minutes before the broadcast begins. The replay will be available shortly after the conference call ends and will remain available online until July 28, 2006. In addition, the replay can be heard by telephone any time before the close of business on August 28, 2005 by calling 1-800-879-6405 and referring to the reservation #9413880.

About Intergraph

Intergraph Corporation (NASDAQ: INGR) is a leading global provider of spatial information management (SIM) software. Security organizations, businesses and governments in more than 60 countries rely on the Company's spatial technology and services to make better and faster operational decisions. Intergraph's customers organize vast amounts of complex data into understandable visual representations, creating intelligent maps, managing assets, building and operating better plants and ships, and protecting critical infrastructure and millions of people around the world. For more information, visit www.intergraph.com.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, the business outlook of Intergraph Corporation (the "Company"), financial guidance, including any projections about revenues, operating income levels, margins, market conditions, and the Company's organizational realignment and cost reduction efforts, and their anticipated impact on the Company and its vertical business segments or divisions; expectations regarding Intergraph's intellectual property; expectations regarding future results and cash flows; settlement costs associated with the Company's Accelerated Stock Buyback; information regarding the development, timing of introduction, and performance of new products; the Company's ability to win new orders and any statements of the plans, strategies, expectations and objectives of management for future operations. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the ability to attract or retain key personnel; adverse effects from our effort to protect our intellectual property, or other potential litigation or patent enforcement efforts; the ability, timing, and costs (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights; potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); potential adverse outcomes or consequences associated with the Company's organizational realignment; material

changes with respect to our business, litigation, or the securities markets (including the market for Intergraph common stock and any adjustments relating to the Accelerated Stock Buyback); risks associated with doing business internationally (including foreign currency fluctuations); worldwide political and economic conditions and changes; increased competition; rapid technological change; unanticipated changes in customer requirements; the ability to access the technology necessary to compete in the markets served; risks associated with various ongoing litigation proceedings; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission.

Intergraph, the Intergraph logo, SmartPlant, PDS and IntelliShip are registered trademarks of Intergraph Corporation. Other brands and product names are trademarks of their respective owners.

Intergraph Corporation

Consolidated Balance Sheets (Unaudited)

(amounts in thousands)

	June 30, 2005	December 31, 2004
Assets:		
Cash and short-term investments	$285,851	$292,435
Accounts receivable, net	146,257	155,160
Inventories, net	26,299	22,253
Other current assets	33,907	84,050
Total Current Assets	492,314	553,898
Investments in affiliates	9,499	9,499
Capitalized software development costs, net	24,314	26,201
Other assets, net	7,108	10,314
Property, plant and equipment, net	49,320	50,628
Total Assets	$582,555	$650,540
Liabilities and Shareholders' Equity:		
Trade accounts payable	$14,688	$20,915
Accrued compensation	35,868	40,142
Other accrued expenses	36,250	42,495
Billings in excess of sales	49,075	58,263
Income taxes payable	47,964	22,680
Current portion of long-term debt	429	314
Total Current Liabilities	184,274	184,809
Long-term debt	656	874
Deferred income taxes and other noncurrent liabilities	14,726	15,595
Total Shareholders' Equity	382,899	449,262
Total Liabilities and Shareholders' Equity	$582,555	$650,540

Intergraph Corporation

Consolidated Statements of Operations (Unaudited)

(amounts in thousands, except per share data)

	Quarter Ended June 30,		Six Months Ended June 30,	
	2005	**2004**	**2005**	**2004**
Revenue:				
Systems	$75,370	$71,752	$144,380	$141,487
Maintenance	38,087	34,587	74,587	67,588
Services	31,898	31,624	62,876	61,173
Total Revenue	145,355	137,963	281,843	270,248
Cost of Revenue:				
Systems	37,144	35,888	70,215	70,226
Maintenance	10,702	10,578	21,664	21,056
Services	23,104	21,943	45,907	42,970
Total Cost of Revenue	70,950	68,409	137,786	134,252
Gross Profit	74,405	69,554	144,057	135,996
Operating Expenses:				
Product development	15,201	14,483	30,200	29,047
Sales and marketing	31,712	28,174	62,088	54,212
General and administrative	15,717	17,746	32,403	35,207
Restructuring charges	1,984	-	3,678	826
Total Operating Expenses	64,614	60,403	128,369	119,292
Operating Income	9,791	9,151	15,688	16,704
Other Income (Expense):				
Intellectual property income (expense), net	(584)	7,981	127,256	211,041
Interest income	1,791	1,068	3,764	1,949
Other income (expense), net	(239)	(504)	(439)	568
Total Other Income (Expense)	968	8,545	130,581	213,558
Income Before Income Taxes	10,759	17,696	146,269	230,262
Income Tax Benefit (Expense)	(3,220)	(2,800)	(56,800)	(79,800)
Net Income	$7,539	$14,896	$89,469	$150,462
Earnings Per Share:				
Basic	$0.27	$0.41	$2.93	$4.13
Diluted	$0.25	$0.39	$2.79	$3.96
Weighted Average Shares Outstanding:				
Basic	28,364	36,588	30,573	36,428
Diluted	30,003	38,130	32,028	37,988
Orders:				
Systems orders	$90,500	$70,300	$160,400	$143,300
Services orders	34,200	21,100	68,600	64,400
Total Systems and Services Orders	$124,700	$91,400	$229,000	$207,700